SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):      N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):      N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

Werner Wenning at the Annual Stockholders’ Meeting in Cologne:

Bayer’s earnings advance strongly in first quarter

•	Underlying EBIT from continuing operations up by 50.1 % to EUR 1,142 million

•	Full-year 2005 forecasts confirmed
•	Wenning calls for R&D commitment by politicians

Cologne/Leverkusen – The Bayer Group achieved strong increases in sales and earnings in the first quarter of 2005. “The results for the first three months of this year are very pleasing,” said Management Board Chairman Werner Wenning at the Annual Stockholders’ Meeting on Friday in Cologne. According to preliminary figures, sales from continuing operations grew by 15.7 percent to EUR 6,704 million (Q1 2004: 5,792 million). Currency- and portfolio-adjusted sales expanded by 9.3 percent. The economy remained robust, driven primarily by the United States and Asia, said Wenning. The operating result (EBIT) from continuing operations before special items improved by 50.1 percent to EUR 1,142 million (Q1 2004: EUR 761 million).

Even after special items of minus EUR 138 million, EBIT grew by a substantial 33.2 percent to EUR 1,004 million (Q1 2004: EUR 754 million). The non-operating result came to minus EUR 131 million (Q1 2004: minus EUR 116 million), while net income – which also includes net earnings from discontinuing operations – grew by 55.6 percent to EUR 652 million (Q1 2004: EUR 419 million). Earnings per share were EUR 0.89 (Q1 2004: EUR 0.57).

“We have therefore gotten off to a very good start in 2005, and that confirms our optimistic forecast for the full year,” Wenning commented. For 2005 Bayer is targeting an increase of more than 5 percent in currency- and portfolio-adjusted sales from continuing operations, to over EUR 25 billion. The company also reaffirms its target of improving EBIT from continuing operations before special items by around 20 percent despite the renewed rise in raw material costs. “This would be another step toward achieving our medium-term profitability targets,” Wenning said.

Bayer Group			Change
in EUR million*)	Q1 2004	Q1 2005	in %
Sales
Continuing operations	5,792	6,704	+15.7
EBIT
Continuing operations	754	1,004	+33.2
of which special items	(7)	(138)
Non-operating result	(116)	(131)	—
Net income	419	652	+55.6
Earnings per share (EUR)	0.57	0.89

*) all figures provisional; 2004 figures adjusted

All subgroups contributed to Bayer’s gratifying first-quarter performance – particularly MaterialScience, where currency- and portfolio-adjusted sales advanced by 34 percent and underlying EBIT roughly tripled year on year. Despite difficult climatic conditions in Europe and Latin America, underlying EBIT of Bayer CropScience also improved compared to the high level of the previous year. Underlying EBIT of Bayer HealthCare also edged forward, as the subgroup more than offset the effects of the decline in sales of the antibiotic Cipro® due to its patent expiration in the United States and the special charges in connection with the Roche OTC acquisition. Wenning explained that further details on the company’s business performance would be contained in the interim report scheduled for publication on May 10.

Changes on the Supervisory Board

The agenda items for the Annual Stockholders’ Meeting include elections to the Supervisory Board. The Supervisory Board is proposing that Dr. Klaus Kleinfeld, Chairman of the Board of Management of Siemens AG, and Professor Dr. Ekkehard Schulz, Chairman of the Board of Management of ThyssenKrupp AG, be elected as successors to Dr. Heinrich von Pierer and Dr. Hermann Wunderlich, who are stepping down. The employees have already elected Andreas Becker to succeed Reinhard Wendt, whose term of office ends at the conclusion of the Annual Stockholders’ Meeting.

The stockholders are also voting on the proposal by the Board of Management and the Supervisory Board for the distribution of the profit, according to which the dividend for 2004 would be increased to EUR 0.55 per share (2003: EUR 0.50). The total dividend payment of approximately EUR 402 million amounts to about two thirds of Group net income. Wenning emphasized that the Board of Management and the Supervisory Board are thereby underlining their confidence in the future earning power of the realigned Bayer Group. In 2004 Bayer improved underlying EBIT by 53 percent to EUR 2.24 billion.

In his address, the Bayer CEO pointed out that the company in 2004 made tremendous progress not just in its operating performance, but also from a strategic point of view. He said Bayer had succeeded in aligning itself for innovation and growth, thereby setting the stage for a sustained improvement in earning power. Wenning pointed to the successful spin-off of Lanxess and the good progress made with the refocus of the HealthCare portfolio. He said the acquisition of the Roche OTC business has greatly strengthened Bayer’s activities in the consumer health field. Furthermore, the divestiture of the blood plasma business was successfully closed in the first quarter, as previously announced. By forming a strategic pharmaceutical alliance with U.S.-based Schering-Plough, Bayer has optimized its sales structures in the United States and strengthened the basis for its specialties business. “Our pharmaceutical research activities will focus in the future on cardiovascular risk management – including diabetes – and cancer,” Wenning added. “We are confident that concentrating on these areas will allow us to sustainably increase the productivity of our pharmaceutical R&D.”

Wenning described innovation as an essential condition for growth, explaining that the new products and applications of the company’s three subgroups already contributed some EUR 3.4 billion to Group sales in 2004. “We are convinced that we can further increase this share,” said the Bayer Chairman.

As regards pharmaceutical research, Bayer’s Raf kinase and VEGFR inhibitor (active ingredient: sorafenib) is currently in phase III clinical trials for the treatment of kidney cancer. The interim analysis of the data, which was recently confirmed by independent experts, shows that sorafenib significantly lengthens progression-free survival in patients with this type of cancer. Wenning explained that Bayer would drive forward its New Drug Application for approval in the United States and is also in close contact with the regulatory authorities in other countries regarding this product. The company plans to launch sorafenib in the U.S. in 2006 for the treatment of kidney cancer.

According to Wenning, Bayer has also just begun phase III studies in patients with advanced liver cancer.

In addition to this innovative cancer drug, Bayer also has high hopes for its Factor Xa inhibitor for the prevention and therapy of thromboembolic diseases. This substance could achieve annual sales of EUR 1 billion if the trials continue to be successful, said Wenning. The company’s aim is to initiate phase III clinical studies for a once-daily dose in the fourth quarter of 2005. Bayer also has another substance, Trasylol, in phase III clinical development. This drug is already being used successfully to reduce blood loss during open-heart surgery. The new study aims to evaluate whether Trasylol can also effectively reduce blood loss during hip replacement surgery. Besides these candidates, Bayer’s pipeline includes 12 projects in Phase I, and 17 projects in preclinical development.

Innovative capability is the cornerstone of growth at Bayer CropScience, too, Wenning pointed out, with seven substances introduced to the market in the past three years and another two active ingredients and five new products scheduled for launch this year. He said that Bayer CropScience aims to achieve sales of more than EUR 1 billion with new products by 2006 and is already well prepared for the period after that, with another 10 candidates in the pipeline through 2011.

In the field of polycarbonates, after helping to develop the CD and also the DVD, Bayer MaterialScience is working on the next generation of data storage media. Research efforts here focus on the Blu-ray Disc. Bayer also aims to open up a new dimension in storage capacity through a cooperation agreement signed with U.S.-based InPhase the day before the stockholders’ meeting. The companies are planning to jointly develop specialty polymers for the production of holographic data storage media with capacities of up to 1.6 terabytes. A polymer disc like this could accommodate 1.6 million high-resolution photographs or enough music files for one-and-a-half years of uninterrupted listening.

Interesting perspectives in nano- and biotechnology

For the long term Bayer is relying on its extraordinary innovation and growth platform, for example in the area of nanotechnology. Here the company has numerous products in development, such as nanoscale raw materials for automotive coatings with enhanced scratch resistance. Wenning emphasized that Bayer regards biotechnology above all to be of special importance for shaping the future, with interesting prospects opening up for all three subgroups. For example, biotechnology offers fascinating long-term opportunities for the production of renewable raw materials, which are gaining in importance because of limited resources. Proteins manufactured from plants could be used as active ingredients in medicines, and plastics could be produced using raw materials from genetically modified plants.

If these technologies of the future are to be developed and exploited, it is however essential that governments create conditions conducive to innovation and investment, Wenning said. “I believe German companies and their managers are eager to create jobs and make the necessary investment – under the right conditions.” In Germany, however, future-oriented technologies with the potential to create jobs – such as biotechnology – are not supported, but are instead held back by legislation and bureaucracy, said the Bayer CEO, adding that such an approach practically forces research-based companies and highly competent scientists to move to other countries. According to Wenning, such a highly developed country as Germany needs to occupy a leadership position in innovative fields of business where value-added is high, as these areas offer considerable potential for the creation of new jobs. “But if this is to happen, it is essential that the political community sets priorities, creates the necessary framework and provides the kind of incentives that exist in other countries,” declared the Bayer Chairman, appealing to politicians and industry, employers and employees alike to work together “to help get Germany moving again.” Wenning said he sees no benefit for Germany in a conflict unleashed by populistic accusations and an obsolete class-warfare ideology.

Leverkusen,	April 29, 2005
ha	(2005-0250E)

Contact:
Günter Forneck, tel.: +49-214-30-50446, e-mail: guenter.forneck.gf@bayer-ag.de
Christian Hartel, tel.: +49-214-30-47686, e-mail: christian.hartel.ch@bayer-ag.de

(Telephone number during the Annual Stockholders’ Meeting on April 29: +49-221-284-4724)

Note to editors: The report for the first quarter of 2005 is scheduled for publication at 7:30 a.m. CEST on May 10, 2005.

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Dr. Armin Buchmeier
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: May 2, 2005